Filed Pursuant to Rule 433

Registration No. 333-213047

Pricing Term Sheet

October 3, 2018

Issuer:	American Honda Finance Corporation
Security:	Fixed Rate Medium-Term Notes, Series A
Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A2 (stable outlook) Standard & Poor’s Ratings Services: A+ (negative outlook)
CUSIP/ISIN:	02665WCP4 / US02665WCP41
Trade Date:	October 3, 2018
Original Issue Date:

October 10, 2018 (T+4)

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Stated Maturity Date:	December 10, 2021
Principal Amount:	$700,000,000
Benchmark Treasury:	UST 2.750% due September 15, 2021
Benchmark Treasury Yield:	2.942%
Spread to Benchmark Treasury:	+45 bps
Yield to Maturity:	3.392%
Price to Public:	99.952%
Commission:	0.225%
Net Proceeds to Issuer:	99.727% / $698,089,000
Interest Rate:	3.375% per annum, accruing from October 10, 2018
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each June 10 and December 10, beginning on December 10, 2018 (short first coupon), and at Maturity
Day Count Convention:	30/360
Business Day Convention:	Following (unadjusted); if any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.
Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date
Calculation Agent:	Deutsche Bank Trust Company Americas

Optional Redemption:

T+10 bps

The Notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of Barclays Capital Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and a primary U.S. Government securities dealer selected by MUFG Securities Americas Inc., or their respective affiliates; provided, however, that if any of the foregoing or their affiliates ceases to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Business Days:	New York and London
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.

Co-Managers:	Lloyds Securities Inc. RBC Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Loop Capital Markets LLC The Williams Capital Group, L.P.
DTC Number:	187

*A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This term sheet supplements the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling Barclays Capital Inc. toll free at 888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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